SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 30, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2002

KPNQwest N.V.
(Registrant)

By: J.W. Peterson
Name: J. Weston Peterson
Title: Vice President

News

KPNQWEST FINANCIAL UPDATE

Hoofddorp, The Netherlands, Thursday 30 May 2002 – The administrators and the management board of KPNQwest N.V. announced today that they have not yet been able to reach agreement with potential buyers on a transaction involving the sale of a substantial part of the KPNQwest Group. The negotiations will continue, but it is not likely that final agreement will be reached within less than 3 to 5 weeks.

In order to be able to meet the most urgent of the company's ongoing obligations the administrators and the management of KPNQwest N.V. are negotiating a transaction whereby certain non-critical assets are sold. It is envisaged that this transaction will be concluded by close of business, Friday 31 May 2002. If so, this will most likely secure the continuity of the network for the immediate future.

The company also confirms that there are advanced discussions with parties interested in purchasing its Central European business on a stand-alone basis as a going concern.

In the interest of maintaining customers' business and network continuity, the Company is advising customers that they may wish to put in place contingency plans with other providers in the event of a significant deterioration in the performance of the KPNQwest EuroRings network. KPNQwest is proactively working with its customers to assist with these plans.

The Company continues to believe that there is substantial risk that there may be no underlying value to either its debt or equity securities.

About KPNQwest

KPNQwest (NASDAQ & ASE: KQIP), a leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The Company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres™. For more information please visit the KPNQwest website at: www.kpnqwest.com

For further information, please contact:

Piers Schreiber
Corporate Communications - KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
Investor Relations – KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com